APR 2 1 2004

AR/S

P.E. 12-31-03

FVE

FIVE STAR
QUALITY CARE, INC.

THE COMPANY

FIVE STAR QUALITY CARE, INC. is an operator of independent living and congregate care communities, assisted living communities and nursing homes. Five Star is listed on the American Stock Exchange. At December 31, 2003, Five Star operated 101 senior living communities, which are located in 25 states.



● *Location of company properties*

AMERICAN STOCK EXCHANGE® LISTED FVE™

FINANCIAL HIGHLIGHTS

The following table presents selected financial data which has been derived from our historical financial statements for the period from April 27, 2000 (the date we commenced operations) through December 31, 2003. Prior to December 31, 2001, we were owned by Senior Housing. The following data should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements and the notes thereto. As discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations", we are a relatively new company and our historical financial information before January 1, 2002 is not fully reflective of our current operations. Accordingly, you should not place undue reliance on our historical financial information before January 1, 2002.

	Year Ended December 31,			Period from April 27, 2000 through December 31, 2000
	2003	2002	2001	
	(in thousands, except per share amounts)			
Total revenues	$ 576,215	$ 519,403	$ 219,834	$ 2,222
Net income (loss) from continuing operations	(7,567)	(10,259)	1,473	(1,614)
Net income (loss) from discontinued operations	(372)	(2,915)	(946)	298
Net income (loss)	$ (7,939)	$ (13,174)	$ 527	$ (1,316)
PER COMMON SHARE DATA:				
Income (loss) from continuing operations	$ (0.89)	$ (1.36)	$ 0.34	$ (0.37)
Income (loss) from discontinued operations	(0.05)	(0.38)	(0.22)	0.07
Net income (loss)	$ (0.94)	$ (1.74)	$ 0.12	(0.30)
BALANCE SHEET DATA (AS OF DECEMBER 31):				
Total assets	$ 147,370	$ 133,197	$ 68,043	$ 54,788
Total indebtedness	10,435	16,123	–	100
Other long term obligations	18,417	17,723	–	–
Total shareholders' equity	$ 64,427	$ 65,047	$ 50,233	$ 54,688

The following table presents selected financial data from 1999 and 2000 derived from historical financial statements of our two predecessors, Integrated Health Services, Inc. and Mariner Post-Acute Network, Inc., prior to their acquisition by Senior Housing.

	Year ended December 31,	
	2000	1999
	(in thousands)	
INTEGRATED HEALTH SERVICES, INC.		
Operating data:		
Operating revenues	$ 135,378	$ 130,333
Net loss	(25,252)	(126,939)
Total assets	$ 34,942	$ 61,274
Long term liabilities	–	17,500
MARINER POST-ACUTE NETWORK, INC.		
Operating data:		
Operating revenues	$ 85,325	$ 86,945
Net loss	(7,421)	(43,804)
Balance sheet data (as of December 31):		
Total assets	$ 23,052	$ 17,433
Long term liabilities	32,091	28,603

FIVE STAR QUALITY CARE, INC.

President's Letter to Shareholders

DEAR FELLOW SHAREHOLDERS:

The past year was another difficult one, but one marked by some successes which we hope have positioned our company for improved results in the future:

- In May 2003, we began to operate three assisted living communities with 144 living units in the area of Norfolk, VA.
- Starting in June 2003, we began to transition a significant amount of our insurance to captive insurers which we hope may reduce our future insurance costs.
- In August and December 2003, we sold six smaller assisted living communities where we determined that longer term operations were unlikely to be profitable.
- In September 2003, we purchased a small institutional pharmacy business in Milwaukee, Wisconsin. We are hopeful that we may be able to grow this business.
- In September 2003, we sold to, and leased back from, Senior Housing an independent and assisted living community located in California.
- In January 2004, we settled our previously described litigation with Marriott International. Although we did not achieve our objectives in this litigation, the settlement may reduce the distractions and costs which accompanied this litigation.

At the end of March 2003, Marriott International sold its senior living division which manages 31 senior living communities for us to Sunrise Senior Living, Inc. The financial results which we realize from these facilities have deteriorated and we have established a team to monitor and try to improve these operations.

In January 2004, John L. Harrington resigned from our Board to accommodate his other business responsibilities. Barbara D. Gilmore replaced Mr. Harrington on our Board. We are grateful to Mr. Harrington for his four years of service on our board. Ms. Gilmore is a lawyer and a nurse and her experience in both areas should benefit us.

The long term care business is difficult. Insurance costs seem to be continuing to rise or at least they are not declining. There seem to be increasing pressures from governments to lower the rates paid under the Medicare and Medicaid programs. Tort litigation continues to be a drain on our financial resources and management time. Also, we are concerned that the current economic recovery may eventually lead to upward pressure on labor costs.

Despite these difficulties, we believe that we have made significant progress toward improving our financial performance. Our losses were materially reduced in 2003 from 2002. We continue to look for ways to grow revenues and reduce expenses. We are hopeful that our focused efforts to oversee Sunrise's management may produce improved results at our Sunrise managed facilities. And, we are always looking for ways to use our personnel and capital resources to deliver improved results for shareholders.

Thank you for your continued support.

Sincerely,

Evrett W. Benton

Evrett W. Benton
President

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial condition and results of operations

OVERVIEW

We were incorporated in Delaware in April 2000 and reincorporated in Maryland in September 2001. We were formed as a 100% owned subsidiary of Senior Housing. Effective July 1, 2000, we assumed the operations of healthcare communities from two bankrupt former tenants of Senior Housing. Pursuant to tax laws applicable to REITs, Senior Housing engaged FSQ, Inc., an independent operating company formed by our managing directors, to manage these communities. At the time we assumed operations of these communities, we had not received substantially all of the required licenses for these communities. As a result, for the period from July 1, 2000 through December 31, 2000, we accounted for the operations of these communities using the equity method of accounting and we only recorded the net income from these operations. Thereafter, we obtained all necessary licenses to operate these communities, and on January 1, 2001, we began to consolidate the results of operations of these communities. On December 31, 2001, Senior Housing distributed substantially all of our shares to its shareholders in a spin off transaction and we became a separately traded public company. On January 2, 2002, in order to acquire the personnel, systems and assets necessary to operate these communities, we acquired FSQ, Inc. by merger.

Since we succeeded to substantially all of the business formerly conducted by subsidiaries or units of two former tenants of Senior Housing, these subsidiaries and units are considered to be our predecessors.

Our revenues consist primarily of payments for services provided to residents at our communities. The payments are either made by the residents, their families or insurers, referred to as private pay revenues, or by the Medicare and Medicaid programs. For the year ended December 31, 2003, private pay revenues represented 61% of our total revenues. Our expenses consist primarily of rent, wages and benefits of personnel, food, supplies, insurance and other resident care costs, as well as taxes, and other property related costs.

OUR HISTORICAL RESULTS OF OPERATIONS

As described above, until completion of the spin off, we operated as a subsidiary of Senior Housing. Our past operations as Senior Housing's subsidiary prior to 2002 differ from our 2002, 2003 and current operations as an independent public company. Specifically, in 2000 and 2001, we operated only 56 communities for Senior Housing, which owned the real estate as well as the operations. Effective December 31, 2001, we began to lease these 56 communities (now 53 communities) from Senior Housing which continued to own the real estate. In January 2002, we leased from Senior Housing an additional 31 communities that are currently managed by SLS. Since Sunrise acquired SLS, the financial results of these 31 communities have declined and this decline has had a material and adverse impact on our financial results. We are having discussions with SLS concerning possible improvements in the financial results of these operations. In April 2002, we acquired and began to operate five additional senior living communities. In October 2002, we began to operate 15 additional owned or leased senior living communities. In May 2003, we began to operate three additional leased senior living communities. During 2002 and 2003, we also disposed of six senior living communities. Our principal source of financing as a subsidiary of Senior Housing prior to 2002 was intercompany advances from Senior Housing, an entity with financial resources substantially in excess of ours. Because of these differences, we believe that our historical results of operations for periods prior to 2002 described below are not comparable to our 2003 or 2002 operations or our expected future operations. The following tables present an overview of our operations for the years ended December 31, 2003 and 2002.

Year ended December 31, 2003 versus year ended December 31, 2002

The following tables present an overview of our portfolio for the years ended December 31, 2003 and 2002:

	2003	2002	Change
Revenues from residents (in 000s)	$ 575,986	$ 519,106	+11%
Community expenses (in 000s)	$ 466,628	$ 417,301	+12%
Total expenses (in 000s)	$ 583,782	$ 529,662	+10%
No. of communities (end of period)	101	105	-4
No. of living units (end of period)	14,035	13,962	+73
Occupancy	88%	89%	-1% pt
Average daily rate	$ 126	$ 114	+11%
Revenue per day per available unit	$ 112	$ 102	+10%
Percent of revenues from Medicare and Medicaid	39%	39%	–
Percent of revenues from private and other	61%	61%	–

"Same Store" Communities (communities that we operated continuously since 1/1/02):

	2003	2002	Change
Revenues from residents (in 000s)	$ 236,667	$ 227,446	+4%
Community expenses (in 000s)	$ 215,793	$ 210,645	+2%
No. of communities (end of period)	53	53	–
No. of living units (end of period)	4,868	4,868	–
Occupancy	90%	89%	+1% pt
Average daily rate	$ 148	$ 144	+3%
Revenue per day per available unit	$ 133	$ 128	+4%
Percent of revenues from Medicare and Medicaid	79%	78%	+1% pt
Percent of revenues from private and other	21%	22%	-1% pt

Revenues from residents for 2003 were $576.0 million, an increase of 11% over revenues from residents of $519.1 million for 2002. This increase is attributable primarily to our beginning operations at 15 communities on October 25, 2002, and at three communities on May 30, 2003. Revenues from residents at the communities we operated throughout 2003 and 2002 were $236.7 million and $227.4 million, respectively, an increase of 4%. This increase is due primarily to higher per diem charges to residents and higher occupancy. About 39% of our revenues from residents in 2003 and 2002 were received from Medicare and Medicaid.

Interest and other income decreased by $68,000 in 2003 to $229,000 compared to $297,000 in 2002 due to lower cash balances and lower interest rates in 2003 partially offset by interest earned on mortgage notes receivable.

Expenses for 2003 were $583.8 million, an increase of 10% over expenses of $529.7 million for 2002. Our wages and benefits costs increased from $274.2 million to $315.6 million, or 15%, primarily due to expenses at the 18 communities we began to operate since October 2002 as well as increases in workers compensation and employee health insurance costs. Other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, increased from $143.1 million to $151.0 million, or 6%, again primarily due to expenses at the 18 communities we began to operate since October 2002, as well as higher professional and general liability insurance costs. Management fees related to the 31 communities managed for us by SLS for 2003 and 2002, were $17.4 million and $16.6 million, respectively. This increase is primarily because these arrangements commenced on January 11, 2002, and, therefore, the 2003 period includes 11 more days than the 2002 period. Rent expense to Senior Housing increased from $75.2 million to $77.3 million, or 3%, primarily due to rents for communities we began to lease since October 2002, and rent increases which accompanied Senior Housing's purchase of improvements at leased communities, partially offset by a lease modification entered into on October 1, 2002 which changed the ownership of certain FF&E reserve escrows. Community level operating expenses related to the communities we operated throughout 2003 and 2002, were $215.8 million and $210.6 million, respectively, an increase of 2%. This increase is primarily due to increases in employee health, workers compensation and professional and general liability insurance costs.

Our general and administrative expenses for 2003 were $17.7 million, an increase of 15% over 2002 of $15.4 million, primarily due to costs resulting from our increased operations and to legal costs incurred in connection with our litigation with Marriott and MSLS, which was settled in January 2004.

Depreciation expense in 2003 was $3.6 million, an increase of 95% over depreciation expense of $1.8 million in 2002. The increase is attributable to our purchase of seven communities in the second half of 2002 as well as capitalized improvements to some of our communities which increased our depreciable assets.

Loss from discontinued operations for 2003 was $372,000, a decrease of $2.5 million over the loss in 2002. This decrease is attributable to our dispositions of these operations as well as the recovery of some accounts receivable that were previously written off.

As a result of the factors described above, our net loss for 2003 was $7.9 million, compared to a loss of $13.2 million in 2002. Our net loss per share in 2003 was $0.94 compared to a loss per share of $1.74 in 2002.

Year ended December 31, 2002 versus year ended December 31, 2001

The following tables present an overview of our portfolio for the years ended December 31, 2002 and 2001:

	2002	2001	Change
Revenues from residents (in 000s)	$ 519,106	$ 219,742	+136%
Community expenses (in 000s)	$ 417,301	$ 201,447	+107%
Total expenses (in 000s)	$ 529,662	$ 218,361	+142%
No. of communities (end of period)	105	56	49
No. of living units (end of period)	13,962	5,211	8,751
Occupancy	89%	90%	-1% pt
Average daily rate	$ 114	$ 130	-12%
Revenue per day per available unit	$ 102	$ 116	-12%
Percent of revenues from Medicare and Medicaid	39%	78%	-39% pts
Percent of revenues from private and other	61%	22%	+39% pts

"Same Store" Communities (communities that we operated continuously since 1/1/01):

	2002	2001	Change
Revenues from residents (in 000s)	$ 227,446	$ 219,742	+4%
Community expenses (in 000s)	$ 210,645	$ 201,447	+5%
No. of communities (end of period)	53	53	–
No. of living units (end of period)	4,868	4,868	–
Occupancy	89%	89%	–
Average daily rate	$ 144	$ 139	+4%
Revenue per day per available unit	$ 128	$ 124	+3%
Percent of revenues from Medicare and Medicaid	78%	78%	–
Percent of revenues from private and other	22%	22%	–

Revenues from residents for 2002 were $519.1 million, an increase of 136% over revenues from residents of $219.7 million for 2001. This increase is attributable primarily to our lease of 31 communities on January 11, 2002, our acquisition of five communities on April 1, 2002, and the 15 communities we began to operate in October 2002. Revenues from residents at the communities we operated throughout 2002 and 2001 were $227.4 million and $219.7 million, respectively, an increase of 4%. This increase is due primarily to higher per diem charges to residents. About 39% of our revenues from residents in 2002 were received from Medicare and Medicaid, compared to 78% in 2001. This decrease is due largely to the 31 SLS communities and other communities we leased or acquired during 2002, all of which are focused on services to residents who pay with private resources.

Interest income increased by $205,000 in 2002 from $297,000 compared to $92,000 in 2001 due to earnings on higher cash balances in the 2002 period.

Expenses for 2002 were $529.6 million, an increase of 142% over expenses of $218.4 million for 2001. Our wages and benefits costs increased from $153.4 million to $274.2 million, or 78%, primarily due to expenses at the 51 communities we leased or acquired in 2002. Other operating expenses, which include utilities, housekeeping, dietary, maintenance, insurance and community level administrative costs, rose from $48.0 million to $143.1 million or 198%, again primarily due to expenses at the 51 communities we leased or acquired in 2002. During 2001, MSLS did not manage any communities for us and we were a subsidiary of Senior Housing that did not lease any communities. As a result, we did not incur management fees to MSLS or rent expense in 2001.

Community level operating expenses related to the communities we operated throughout 2002 and 2001, were $210.6 million and $201.5 million, respectively, an increase of 5%. This increase is principally attributable to higher insurance premiums, an increase in reserves for the self funded portion of our insurance programs and higher wage and benefit costs, which were partially offset by a decrease in expenses from our reduced use of higher cost, third party staffing.

Our general and administrative expenses for 2002 were $15.4 million, a decrease of 1% over 2001, primarily due to operational start up costs incurred during 2001 which we did not incur in 2002 and which were only partially offset by increased costs in 2002 associated with operating as a separate, publicly owned company and the legal and other costs incurred in connection with our litigation with Marriott and MSLS.

Depreciation expense in 2002 was $1.8 million, an increase of 38% over depreciation expense of $1.3 million in 2001. The increase is attributable to our purchase of 11 communities in 2002.

Loss from discontinued operations for 2002 was $2.9 million, an increase of $2.0 million over the loss in 2001. This increase was the result of reserves recorded for Medicaid receivables due from the State of Connecticut related to community closure costs and an asset impairment charge related to a closed community.

As a result of the factors described above, our net loss for 2002 was $13.2 million, compared to a profit of $527,000 in 2001. Our net loss per share in 2002 was $1.74. Assuming the shares outstanding as of December 31, 2001 were outstanding for all of 2001, our earnings per share would have been $0.12 for 2001.

LIQUIDITY AND CAPITAL RESOURCES

Our total current assets at December 31, 2003, were $59.7 million compared to $48.3 million at December 31, 2002. At December 31, 2003, we had cash and equivalents of $21.2 million.

Our total current liabilities were $58.1 million at December 31, 2003 compared to $34.4 million at December 31, 2002. This increase was due to several factors. At December 31, 2003, we had $4.0 million outstanding under our revolving credit facility and there were no such outstanding amounts at December 31, 2002. In March 2004, we prepaid the amounts outstanding under our revolving credit facility. At December 31, 2003, we owed Senior Housing $6.6 million primarily related to our lease obligations and there were no such outstanding amounts at December 31, 2002. This amount was paid in January 2004. In addition, our accounts payable and accrued expenses and our accrued compensation and benefits increased primarily due to a change in the timing of certain current liabilities at the SLS managed communities as well as increases in our insurance reserves. Finally, the increase in amounts due to SLS was primarily due to SLS's not transferring cash amounts due to them on a timely basis.

As described in Note 1 to our financial statements, in 2003, information became available to us which resulted in $7.2 million of additional paid in capital. This amount was the result of our having received more working capital assets and having assumed fewer liabilities than we had previously recorded.

Currently, we lease 98 communities from Senior Housing under two leases. Our leases with Senior Housing require us to pay a total of $82.0 million of minimum rent annually. Percentage rent on the leases begins in 2006. At March 24, 2004, we believe we are in compliance with the terms of these leases.

Our primary source of cash to fund operating expenses, including rent, principal and interest payments on our mortgage debt and routine capital expenditures, is our revenues from services to residents at our communities. At some of our communities, operating revenues for nursing home services are received from the Medicare and Medicaid programs. In 2003, 39% of our total revenues were derived from these programs. Medicare and Medicaid revenues in 2003 were earned primarily by the 51 nursing home communities we lease from Senior Housing. Since 1998, a Medicare prospective payment system has generally lowered Medicare rates paid to senior living communities including many of those that we operate. In October 2002, temporary increases in Medicare payment rates expired. In October 2003, Medicare rates increased by approximately 6%. Our Medicare revenues totaled $86.1 million and $68.4 million during 2003 and 2002, respectively. Our Medicaid revenues totaled $148.6 million and $142.6 million during 2003 and 2002, respectively. Some of the states in which we operate have not raised rates or are expected to reduce Medicaid funding. The magnitude of the potential combined Medicare and Medicaid rate reductions cannot currently be estimated, but it may be material and may affect our future results of operations. Further Medicare and Medicaid rates declines may have a dramatic negative impact on our revenues and may produce greater losses.

We expect recent increases in the costs of insurance, especially tort liability insurance, workers compensation and employee health insurance, which are affecting the senior living industry, will continue to have a material adverse impact upon our future results of operations. As discussed in Note 15 to our financial statements, a failure by Integrated Health Services, Inc., the United States Department of Health and Human Services or the State of Connecticut to make payments that we believe are due to us would have a material adverse impact upon our future results. Also, we believe Marriott's sale of MSLS to Sunrise has had, and may continue to have, an adverse impact on our financial results and increase our working capital requirements.

Our revolving credit facility limits our ability to incur debt as more fully described below. The terms of our leases with Senior Housing contain provisions whereby our rights under these agreements may be cancelled by Senior Housing upon the acquisition by any person or group of more than 9.8% of our voting stock, and upon other change of control events. These leases also limit our ability to create, incur, assume or guarantee indebtedness.

In August 2003, we sold a community in Seabury, Connecticut for $3.5 million, $3.15 million of which was in the form of a promissory note from the purchaser. This note is payable in monthly installments of $8,750 of principal, plus interest which accrues on the unpaid principal balance at a rate of 8%. This note matures on August 31, 2009, but we have the right to require prepayment as of August 31, 2008.

In December 2003, we sold a set of group homes in Maryland for $3.55 million, $3.11 million of which was in the form of a promissory note from the purchaser. This note is payable in monthly installments of $1,700 of principal, plus interest which accrues on the unpaid principal balance at a rate of 9%. This note matures November 30, 2018, but we have the right to require prepayment earlier by giving notice after November 30, 2009.

As described in Note 12 to our financial statements, we have an agreement to purchase two properties from Senior Housing. We have also sold one property to Senior Housing. We expect to finance this transaction with proceeds we receive from new United States Department of Housing and Urban Development, or HUD, insured mortgages, sales proceeds and by borrowings under our revolving credit facility.

Despite the commitments, contingencies and limitations described above, we believe that a combination of our efforts to increase revenues and contain costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing certain capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures for the next 12 months and the foreseeable future.

As of December 31, 2003, our contractual obligations were as follows (dollars in thousands):

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations(1)	$ 6,381	$ 6,381	$ –	$ –	$ –
Operating Lease Obligations(2)	1,184,083	81,964	163,928	163,928	774,263
Purchase Obligations(3)	10,500	10,500	–	–	–
Other Long-Term Liabilities Reflected on our Balance Sheet under GAAP(4)	18,417	4,124	6,460	5,179	2,654
Total	$ 1,219,381	$ 102,969	$ 170,388	$ 169,107	$ 776,917

(1) This amount represents amounts due under a HUD insured mortgage. This amount was paid in March 2004.

(2) These amounts represent minimum lease payments due to Senior Housing under two leases through 2020.

(3) This amount represents two properties we agreed to purchase from Senior Housing. We expect to finance this transaction with proceeds we receive from new HUD insured mortgages and by borrowings under our revolving credit facility.

(4) These amounts include liabilities for continuing care contracts which require residents to make advance payments some of which are refundable and continuously carried as liabilities and some of which or not refundable and are carried as liabilities until they are recognized as revenues over the periods during which we expect to provide the service. These amounts also include insurance reserves related to workers compensation and professional liability insurance as well as deferred gains related to property and fixed asset sales.

DEBT INSTRUMENTS AND COVENANTS

In October 2002, we entered into a revolving credit facility. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12.5 million, and is subject to limitations based upon qualifying collateral. The borrower under this facility is a subsidiary that we organized with the intention that it be "bankruptcy-remote". Certain of our other subsidiaries sell or contribute their accounts receivable to the borrower on a true sale basis and make certain representations and other undertakings in favor of the borrower in connection with each sale. The seller subsidiaries have granted security interests in their assets to secure their obligations to the borrower. We guarantee the obligations of the seller subsidiaries obligations to the borrower subsidiary and have pledged the stock or membership interests in each of the seller subsidiaries to the borrower. The borrower has in turn collaterally assigned these undertakings, guarantees and collateral to the revolving credit facility lenders, and has granted a security interest in the purchased receivables and all of its other assets to secure its obligations under the facility. The facility is available for acquisitions, working capital and general business purposes. The facility contains covenants and events of default requiring the maintenance of collateral, minimum net worth and certain other financial ratios, and places limits on our ability to incur or assume debt or create liens with respect to certain of our properties, and other customary provisions. The accounts receivable collateralizing the facility totaled $19.1 million, net of allowances of $1.0 million, as of December 31, 2003. In certain circumstances and subject to available collateral and lender approvals the maximum amounts which we may draw under this credit agreement may be increased to $25.0 million. The termination date of the facility is October 24, 2005. As of December 31, 2003, $4.0 million was outstanding under the facility. At March 24, 2004, we believe we are in compliance with all applicable covenants under this revolving credit agreement and no amounts were outstanding under the facility.

In connection with our October 2002 acquisition of a community, we assumed two HUD insured mortgages totaling approximately $15.7 million. In December 2003, we prepaid one $9.3 million mortgage. In March 2004, the second $6.4 million mortgage was prepaid.

RELATED PARTY TRANSACTIONS

On December 31, 2001, Senior Housing distributed substantially all of its ownership of our shares to its shareholders of record on December 17, 2001. In order to effect this spin off and to govern relations after the spin off, we entered into agreements with Senior Housing, pursuant to which it was agreed that:

- so long as Senior Housing remains a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without, among other requirements, the consent of Senior Housing and our determination that the exception to the ownership limitations would not cause a default under any of our leases;

- so long as we are a tenant of Senior Housing, we will neither permit any person or group to acquire more than 9.8% of any class of our voting stock or permit the occurrence of other change in control events, as defined, nor will we take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust, or HRPT, might jeopardize the tax status of Senior Housing or HRPT as a REIT;

- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and

- so long as we maintain our shared services agreement with RMR or are a tenant under a lease with Senior Housing then we will not acquire or finance any real estate without first giving Senior

Housing, HRPT, Hospitality Properties Trust, or HPT, or any other publicly owned REIT or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT, HPT or any other publicly owned REIT or other entity managed by RMR, respectively, invest.

At the time of our spin off from Senior Housing, all of the persons serving as our directors were trustees of Senior Housing. Two of our current directors, Messrs. Martin and Portnoy, are current trustees of Senior Housing.

As of March 24, 2004, we lease 98 senior living communities from Senior Housing for total annual minimum rent of $82.0 million.

During 2003, we and Senior Housing were jointly involved in litigation with Marriott and MSLS, the operator of 31 of the senior living communities which we leased from Senior Housing. We and Senior Housing equally shared the costs of this litigation. This litigation was settled in January 2004.

Since January 1, 2003, we have entered or agreed to enter into several transactions with Senior Housing, including the following:

- During 2003, pursuant to the terms of our leases with Senior Housing, Senior Housing purchased $11.4 million of improvements to its properties leased by us, and the annual rent payable to Senior Housing was increased by 10% of the amounts invested, or $1.1 million.

- In March 2003, one of Senior Housing's private company tenants defaulted on its lease for a nursing home in Missouri. Senior Housing terminated this lease and engaged us to manage this property for Senior Housing's account. Currently this property is listed for sale or lease. We are paid a management fee of 5% of the gross revenues at this nursing home, totaling $135,000 through December 31, 2003.

- In May 2003, Senior Housing purchased from an unrelated third party three assisted living properties with 143 living units located in Virginia for $6.5 million. In September 2003, we sold Senior Housing one independent living property with 164 units in California for $12.3 million, its appraised value. These four properties were added to an existing lease with Senior Housing for nine other independent and assisted living properties. The minimum rent for the properties included in this lease was increased by $1.9 million per year. All other terms of the lease remained unchanged.

- In July 2003, we agreed to buy two nursing homes in Michigan that we leased from Senior Housing. The purchase price is $10.5 million, the appraised value of the properties. These two properties are leased on a combined basis with other nursing home properties. Under the terms of our lease with Senior Housing, upon consummation of the sale, the annual rent payable under the combined lease will be reduced by 10% of the net proceeds that Senior Housing received from the sale. We expect this purchase to occur during the first half of 2004. However, this sale is contingent upon our obtaining Department of Housing and Urban Development insured financing for this purchase, and this sale may not close because of a failure of this condition or for some other reason.

- On March 1, 2004, Senior Housing purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24.1 million, the appraised value of the property. Simultaneous with this purchase, our existing leases with Senior Housing were modified as follows:

- the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;

- the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;

- our minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2.4 million per year;

- for all of our leases with Senior Housing, the amount of additional rent to be paid to Senior Housing was changed to 4% of the increase in revenues at the leased properties beginning in 2006. Prior to the lease combination, the percentage and the beginning time period for the nursing home lease and the independent and assisted living community lease was 3% and 2004 and 4% and 2005, respectively; and

- all other lease terms remain substantially unchanged.

We obtained a workers compensation insurance policy for the year beginning June 15, 2003, from a third-party insurer. This third-party insurer ceded a portion of the premiums we paid to a Bermuda based company, Affiliates Insurers, Limited, or Affiliates, which was owned by RMR. Affiliates was organized by RMR to assist us in creating a partial self insurance program on an expedited basis. On December 8, 2003, we acquired Affiliates from RMR for an amount equal to RMR's cost of organizing and capitalizing that company, approximately $1.3 million.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR provides investment, management and administrative services to us under a shared services agreement which is subject to renewal annually. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Aggregate fees earned by RMR for services during 2003 were $3.4 million. The fact that RMR has responsibilities to other entities, including our landlord, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is owned by Messrs. Martin and Portnoy who are our managing directors. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent directors. Our independent directors have approved the renewal of the shared services agreement for its current term which will end December 31, 2004.

Messrs. Martin and Portnoy own the building in which our headquarters is located. Our lease for space was originally executed by FSQ, Inc. This lease expires in 2011. During 2003, we paid rent under this lease of $569,000.

Until March 31, 1997, Mr. Portnoy was a partner of Sullivan & Worcester LLP, our counsel and counsel to Senior Housing, RMR and affiliates of each of the foregoing, and he received payments from that firm during 2003 in respect of his retirement.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies concern revenue recognition, our assessment of the net realizable value of our accounts receivable, the realizable value of long term assets, accounting for long term care contracts, accounting for business combinations and our assessment of reserves related to our self insurance programs.

Our revenue recognition policies involve judgments about Medicare and Medicaid rate calculation methodologies. These judgments are based principally upon our experience with these programs and our knowledge and familiarity with the current rules and regulations of these programs. We recognize revenues when services are provided and these amounts are reported at their estimated net realizable amounts. Some Medicare and Medicaid revenues are subject to audit and retroactive adjustment.

Our policies for valuing accounts receivable involve significant judgments based upon our experience, including consideration of the age of the receivable, the terms of the agreements with our residents or their third party payors, the resident or payors stated intent to pay, the resident or payors financial capacity and other factors which may include litigation or appeal proceedings.

We monitor our long-term assets to determine whether any impairment of these assets may have occurred. If the facts and circumstances indicate that an impairment may have occurred, we evaluate the asset's carrying value to determine whether an impairment charge is required. This process includes a review of historical and projected future financial results realized or to be realized from the affected assets, market conditions affecting the sale of similar assets and the like. This process requires that estimates be made and errors in our judgments or estimates could have a material effect on our financial statements.

At certain of our facilities, we offer long-term care contracts under which residents pay a one-time deposit in exchange for reduced charges during their stay. The one-time deposits may be refundable or non-refundable, or partially refundable and partially non-refundable. We record such deposits as a long-term obligation and amortize the non-refundable portion of such deposits into revenue over our estimate of the periods during which future services will be provided. We base these estimates on our experience and actuarial information.

During 2003 and 2002, we began to lease or acquire 54 senior living communities and as of March 24 2004, we lease or own a total of 101 communities. We accounted for each of these transactions as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141. Purchase accounting requires that we make certain judgments and estimates based on our experience, including determining the fair value and useful lives of assets acquired and the fair value of liabilities assumed. Some of our judgments and estimates are also based upon published industry statistics.

Our critical accounting policies for determining reserves for the self funded part of our insurance programs and for our self insurance programs involve significant judgments based upon our experience, including projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents, claims experience, estimated litigation costs and other factors. We also periodically receive and rely upon recommendations from professional consultants in establishing these reserves.

In the future we may need to revise the judgments, estimates and assessments we use to formulate our critical accounting policies to incorporate information which is not now known. We cannot predict the effect changes to these premises underlying our critical accounting policies may have on our future results of operations, although such changes could be material and adverse.

INFLATION AND DEFLATION

Inflation in the past several years in the U.S. has been modest. Future inflation might have both positive or negative impacts on our business. Rising price levels may allow us to increase occupancy charges to residents, but may also cause our operating costs, including our percentage rent, to increase. Also our ability to increase rates paid by Medicare and Medicaid will be limited despite inflation.

Deflation would likely have a negative impact upon us. A large component of our expenses consist of minimum rental obligations to Senior Housing. Accordingly we believe that a general decline in price levels which could cause our charges to residents to decline would likely not be fully offset by a decline in our expenses.

SEASONALITY

Our business is subject to modest effects of seasonality. During the calendar fourth quarter holiday periods nursing home and assisted living residents are sometimes discharged to join family celebrations and admission decisions are often deferred. The first quarter of each calendar year usually coincides with increased illness among nursing home and assisted living residents which can result in increased costs or discharges to hospitals. As a result of these factors, nursing home and assisted living operations sometimes produce greater earnings in the second and third quarters of a calendar year and lesser earnings in the first and fourth quarters. We do not believe that this seasonality will cause fluctuations in our revenues or operating cash flow to such an extent that we will have difficulty paying our expenses, including rent, which do not fluctuate seasonally.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with market changes in interest rates. We manage our exposure to this market risk through our monitoring of available financing alternatives. Our strategy to manage exposure to changes in interest rates is unchanged since December 31, 2002. Other than as described below we do not now anticipate any significant changes in our exposure to fluctuations in interest rates or in how we manage this risk in the future.

Changes in market interest rates also affect the fair value of our debt obligations; increases in market interest rates decrease the fair value of our fixed rate debt, while decreases in market interest rates increase the fair value of our fixed rate debt. For example: based upon discounted cash flow analysis, if prevailing interest rates were to decline by 10% and other credit market considerations remained unchanged, the market value of our $6.4 million mortgage debt outstanding on December 31, 2003, would increase by about $596,000; and, similarly, if prevailing interest rates were to increase by 10%, the market value of our $6.4 million mortgage debt would decline by about $510,000.

Our revolving credit facility bears interest at floating rates and matures in October 2005. As of December 31, 2003, we had $4.0 million outstanding under this revolving credit facility. We borrow in U.S. dollars and borrowings under our revolving credit facility are subject to interest at LIBOR plus a spread. Accordingly, we are vulnerable to changes in U.S. dollar based short term rates, specifically LIBOR. A change in interest rates would not affect the value of any outstanding floating rate debt but would affect our operating results. For example, if the maximum amount of our credit facility of $12.5 million were drawn and interest rates decrease or increase by 1% per annum, our interest expense would decrease or increase by $125,000 per year, or $0.02 per share, respectively. If interest rates were to change gradually over time, the impact would be spread over time.

Our exposure to fluctuations in interest rates may increase in the future if we incur debt to fund acquisitions or otherwise.

As of March 24, 2004, we have no commercial paper, derivatives, swaps, hedges, joint ventures or partnerships.

REPORT OF INDEPENDENT AUDITORS

TO THE DIRECTORS AND SHAREHOLDERS OF FIVE STAR QUALITY CARE, INC.

We have audited the accompanying consolidated balance sheet of Five Star Quality Care, Inc., as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Five Star Quality Care, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Boston, Massachusetts
March 5, 2004

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share data)

	As of December 31, 2003	As of December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 21,236	$ 10,270
Accounts receivable, net of allowance of $4,305 and $3,902 at December 31, 2003 and 2002, respectively	30,581	33,877
Due from Senior Housing Properties Trust	544	62
Prepaid expenses	4,305	1,626
Other current assets	3,022	2,474
Total current assets	59,688	48,309
Property and equipment, net	55,484	70,329
Restricted cash, insurance arrangements	8,431	3,800
Restricted cash, other	15,338	9,511
Mortgage notes receivable	6,143	–
Other long term assets	2,286	1,248
	$ 147,370	$ 133,197
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 23,984	$ 19,425
Accrued compensation and benefits	8,936	5,812
Due to Senior Housing Properties Trust	6,605	–
Due to Sunrise Senior Living Services, Inc.	6,134	–
Mortgage note payable	54	141
Secured revolving credit facility	4,000	–
Accrued real estate taxes	5,142	2,404
Other current liabilities	3,290	6,663
Total current liabilities	58,145	34,445
Long term liabilities:		
Mortgage note payable	6,381	15,982
Continuing care contracts	10,164	10,681
Other long term liabilities	8,253	7,042
Total long term liabilities	24,798	33,705
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $0.01: 1,000,000 shares authorized, none issued	–	–
Common stock, par value $0.01: 10,000,000 shares authorized, 8,513,634 and 8,452,634 shares issued and outstanding at December 31, 2003 and 2002, respectively	85	84
Additional paid-in capital	86,244	78,926
Accumulated deficit	(21,902)	(13,963)
Total shareholders' equity	64,427	65,047
	$ 147,370	$ 133,197

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

(dollars in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
REVENUES:			
Net revenues from residents	$ 575,986	$ 519,106	$ 219,742
Interest and other income	229	297	92
Total revenues	576,215	519,403	219,834
EXPENSES:			
Wages and benefits	315,615	274,248	153,438
Other operating expenses	151,013	143,053	48,009
Management fee to Sunrise Senior Living Services, Inc.	17,391	16,643	–
Rent to Senior Housing Properties Trust	77,266	75,210	–
General and administrative	17,745	15,415	15,593
Depreciation and amortization	3,588	1,794	1,321
Interest expense	1,164	198	–
Impairment of assets	–	150	–
Restructuring costs	–	122	–
Spin off and merger expense, non recurring	–	2,829	–
Total expenses	583,782	529,662	218,361
(Loss) income from continuing operations	(7,567)	(10,259)	1,473
Loss from discontinued operations	(372)	(2,915)	(946)
Net (loss) income	$ (7,939)	$ (13,174)	$ 527
Weighted average shares outstanding	8,482	7,556	4,374
Basic and diluted (loss) income per share from:			
Continuing operations	$ (0.89)	$ (1.36)	$ 0.34
Discontinued operations	(0.05)	(0.38)	(0.22)
Net (loss) income per share	$ (0.94)	$ (1.74)	$ 0.12

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(dollars in thousands, except share data)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2000	1,000	$ -	$ 56,004	$ (1,316)	$ 54,688
Issuance of stock, pursuant to spin-off	4,373,334	44	189	–	233
Distribution to Senior Housing Properties Trust, net	–	–	(5,215)	–	(5,215)
Net income	–	–	–	527	527
Balance at December 31, 2001	4,374,334	44	50,978	(789)	50,233
Issuance of stock, pursuant to merger of FSQ, Inc.	250,000	2	1,873	–	1,875
Issuance of stock, pursuant to equity offering	3,823,300	38	26,039	–	26,077
Stock grants	5,000	–	36	–	36
Net loss	–	–	–	(13,174)	(13,174)
Balance at December 31, 2002	8,452,634	84	78,926	(13,963)	65,047
Stock grants	61,000	1	103	–	104
Capital contributions at lease inception	–	–	7,215	–	7,215
Net loss	–	–	–	(7,939)	(7,939)
Balance at December 31, 2003	8,513,634	$ 85	$ 86,244	$ (21,902)	$ 64,427

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollars in thousands)

	Year Ended December 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (7,939)	$ (13,174)	$ 527
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities:			
Depreciation and amortization	3,588	1,794	1,321
Spin off and merger expense	–	2,829	–
Impairment of assets	–	150	–
Loss from discontinued operations	372	2,915	867
Provision for bad debt expense	403	(1,916)	1,587
Changes in assets and liabilities:			
Accounts receivable	3,674	12,310	9,571
Prepaid expenses and other current assets	(9,583)	778	(2,685)
Accounts payable and accrued expenses	2,592	6,802	(4,905)
Accrued compensation and benefits	3,124	524	(492)
Due to Senior Housing Properties Trust	6,667	(3,480)	2,232
Due to Sunrise Senior Living Services, Inc.	6,134	–	–
Other current liabilities	10,132	441	(8,316)
Cash provided by (used in) operating activities	19,164	9,973	(293)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Transfer of working capital by lease	–	10,722	–
Payments on mortgage note receivable	35	–	–
Deposits into restricted cash accounts	(10,458)	(7,445)	–
Acquisition of pharmacy, net of cash acquired	(1,800)	–	–
Acquisition of insurance company, net of cash acquired	(1,310)	–	–
Real estate purchases	–	(44,927)	–
Real estate sales	16,331	–	–
Furniture, fixtures and equipment sales	10,754	–	–
Furniture, fixtures and equipment purchases	(15,812)	(6,954)	(2,176)
Cash used in investing activities	(2,260)	(48,604)	(2,176)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings on revolving credit facility	55,500	–	–
Repayments of borrowings on revolving credit facility	(51,500)	–	–
Proceeds from issuance of common stock, net	–	26,113	233
Owners contribution, net	–	–	12,783
Payment of deferred financing costs	–	(1,055)	(1,016)
Repayments of mortgage payable	(9,687)	–	9,100
Cash (used in) provided by financing activities	(5,687)	25,058	21,100
Net cash used in discontinued operations	(251)	(1,100)	(867)
Change in cash and cash equivalents	10,966	(14,673)	17,764
Cash and cash equivalents at beginning of year	10,270	24,943	7,179
Cash and cash equivalents at end of year	$ 21,236	$ 10,270	$ 24,943

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

(dollars in thousands)

	Year Ended December 31,		
	2003	2002	2001
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 1,381	$ 145	$ –
Non-cash investing and financing activities:			
Notes exchanged in sale of properties	(6,261)	–	–
Capital contributions at lease inception	7,215	–	–
Issuance of common stock	104	–	–
Contribution of real estate and related property from Senior Housing Properties Trust	–	–	(2,232)
Acquisition of assets by merger	(2,220)	(1,052)	–
Assumption of liabilities by merger	(890)	2,006	–
Assumption of mortgage	–	15,775	–
Issuance of common stock for merger	–	1,875	–
Assumption of assets by lease	–	(12,061)	–
Assumption of liabilities by lease	–	22,783	–
Distribution of real estate and other assets to Senior Housing Properties Trust	–	–	29,330
Assumption of mortgage payable by Senior Housing Properties Trust	–	–	(9,100)

The accompanying notes are an integral part of these financial statements.

(dollars in thousands, except per share data)

1. ORGANIZATION AND BUSINESS

We were organized on April 27, 2000, as a wholly owned subsidiary of Senior Housing Properties Trust, or Senior Housing. We were incorporated in Delaware in 2000 and reincorporated in Maryland on September 17, 2001. Effective July 1, 2000, we assumed the operations of healthcare communities from two former bankrupt tenants of Senior Housing.

On December 31, 2001, Senior Housing distributed all of our common shares to its shareholders, or the Spin-Off. Concurrent with the Spin-Off, we entered into a lease for 56 nursing home communities and a transaction agreement with Senior Housing and others to govern our initial capitalization and other events related to the Spin-Off. Pursuant to the transaction agreement, Senior Housing provided our initial capitalization of $50,000. In connection with the Spin-Off, we (1) transferred seven properties and other assets with a net book value at December 31, 2001 of $29,330 to Senior Housing, (2) conveyed a mortgage obligation of $9,100 at December 31, 2001 to Senior Housing and (3) obtained title to two properties with a net book value of $2,232 at December 31, 2001 from Senior Housing.

On January 2, 2002, as required by the transaction agreement, we acquired FSQ, Inc., or FSQ, in order to acquire the personnel, systems and assets necessary to manage the healthcare communities that we lease from Senior Housing. On January 11, 2002, as required by the transaction agreement, we entered into a lease with Senior Housing for 31 independent and assisted living communities formerly managed by Marriott Senior Living Services, Inc., or MSLS, a subsidiary of Marriott International, Inc., or Marriott, and now managed by Sunrise Senior Living Services, Inc., or SLS, a subsidiary of Sunrise Senior Living, Inc., or Sunrise. Pursuant to the transaction agreement, we received the working capital assets and liabilities associated with this leasehold as part of our initial capitalization. During 2003, information became available to us which resulted in $7,215 of additional paid in capital. This amount was the result of our having received more working capital assets and having assumed fewer liabilities than we had previously recorded. On April 1, 2002, we purchased and began to operate five additional independent and assisted living communities. On October 25, 2002, we sold one community purchased on April 1, 2002 to Senior Housing and entered into a lease with Senior Housing for that community and eight other independent and assisted living communities. On that same day, we also purchased and began operating seven additional independent and assisted living communities.

On May 1, 2003, we leased three additional communities from Senior Housing. On September 15, 2003, we acquired an institutional pharmacy located in Wisconsin. On September 30, 2003, we sold one community purchased on April 1, 2002 to Senior Housing and entered into a lease with Senior Housing for that community. On December 8, 2003, we acquired Affiliates Insurers, Limited, or Affiliates, from Reit Management and Research LLC, or RMR. Affiliates reinsures a portion of our workers compensation insurance. Also in 2003, we closed one nursing home and sold six communities that were purchased on October 25, 2002.

At December 31, 2003, our business included 101 communities containing 14,035 living units, including 48 primarily independent and assisted living communities containing 7,790 living units and 53 nursing homes containing 6,255 living units as well as one institutional pharmacy that services 10 nursing homes.

We experienced losses in 2003 and 2002. We believe that a combination of some or all of our efforts to increase revenues, contain or reduce costs, our ability to borrow on our revolving credit facility, our ability to sell to Senior Housing capital improvements made to communities leased from Senior Housing and the possibility of sales or financings of our owned communities will be sufficient for us to meet our working capital needs, operating expenses, rent payments to Senior Housing, debt service and capital expenditures in the normal course of our business for the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying consolidated financial statements include our accounts and those of all of our subsidiaries. All intercompany transactions have been eliminated.

We were owned by Senior Housing until December 31, 2001 and 2001 transactions are presented on Senior Housing's historical basis. During 2001, substantially all of the cash we received from the communities' operations was deposited in and commingled with Senior Housing's general funds, and Senior Housing provided funds for working capital and other cash requirements. Our general and administrative expenses in 2001 are comprised of costs incurred by Senior Housing and charged to us primarily based on a specific identification basis, which, in the opinion of management, is reasonable. It is not practicable to estimate additional costs that we would have incurred as a separate entity during 2001.

Under the terms of our management agreements with SLS we have provided SLS with working capital to be used in the operation of the communities. The components of the working capital, primarily cash and cash equivalents, inventories, trade accounts receivable and accounts payable, are controlled by SLS on our behalf, but we retain the risks and rewards associated with the underlying assets and liabilities. Accordingly, the components of this working capital (including cash and cash equivalents of $13,167 and $2,655 at December 31, 2003 and 2002) are included in our consolidated balance sheet.

(dollars in thousands, except per share data)

Estimates and assumptions. Preparation of these financial statements in conformity with accounting principles generally accepted in the Unites States requires us to make estimates and assumptions that may affect the amounts reported in these financial statements and related notes. The actual results could differ from our estimates.

Cash and cash equivalents. Cash and cash equivalents, consisting of investments with original maturities of three months or less at the date of purchase, are carried at cost plus accrued interest, which approximates market.

Restricted cash, insurance arrangements. Restricted cash, insurance arrangements, is cash that we deposited as security for letters of credit which secure obligations arising from our professional liability insurance program.

Restricted cash, other. Restricted cash, other as of December 31, 2003, includes the following amounts that we are required to escrow: (1) $518 required by certain healthcare regulatory agencies, (2) $5,000 for future capital expenditures, as required by our lease with Senior Housing and our management agreements with SLS, (3) $339 for real estate taxes and capital expenditures as required by a mortgage, (4) $9,168 for resident security deposits for certain SLS managed communities and (5) $313 for other business reasons. Restricted cash as of December 31, 2002, includes the following amounts that we are required to escrow: (1) $518 required by certain healthcare regulatory agencies, (2) $1,150 for future capital expenditures, as required by our lease with Senior Housing and our management agreements with SLS, (3) $419 for real estate taxes and capital expenditures as required by mortgages, (4) $7,361 for resident security deposits for certain SLS managed communities and (5) $63 for other business reasons.

Accounts receivable and allowance. We record accounts receivable at their estimated net realizable value. In the case of receivables generated from residents, we estimate allowances for uncollectible amounts based upon factors which include, but are not limited to, the age of the receivable and the terms of the agreements with residents or their third party payors. In the case of other receivables, such as those due from various governments or other entities with which we have transacted business, we estimate allowances based upon factors which include, but are not limited to, the agreements with such payors, their stated intent to pay, their financial capacity to pay and other factors which may include litigation. Accounts receivable allowances are estimates. We periodically review and revise these estimates based on new information; such revisions may be material.

During 2003, 2002 and 2001, we increased our allowance for doubtful accounts by $2,456, $4,387 and $3,283, respectively, and wrote off accounts receivable of $2,053, $4,502 and $1,696, respectively.

Included in accounts receivable as of December 31, 2003 and 2002 are amounts due from the Federal Government Medicare program of $4,174 and $11,026, respectively, and amounts due from various state Medicaid programs of $12,368 and $14,985, respectively.

Deferred finance costs. We capitalize issuance costs related to borrowings and amortize the deferred cost over the terms of the respective loans. The unamortized balance of deferred finance costs was $503 and $828 at December 31, 2003 and 2002, respectively. Accumulated amortization related to deferred finance costs was $326 and $51 at December 31, 2003 and 2002, respectively. At December 31, 2003, the weighted average amortization period remaining is approximately two years. The amortization expense to be incurred over the next two years as of December 31, 2003 is $276 in 2004 and $227 in 2005.

Income taxes. Prior to the Spin-Off, substantially all of our taxable income was included in the taxable income of Senior Housing for federal income tax purposes. Senior Housing qualified as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, and, prior to December 31, 2001, we were a subsidiary of Senior Housing. After the Spin-Off, we became a separate taxable corporation and are responsible for our own tax liabilities and filings.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", or SFAS 109. SFAS No. 109 prescribes an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Because we have a short operating history as a separate company during which we have generated no taxable income, we have fully reserved the value of the net deferred tax asset (see note 5).

Property and equipment. We expense depreciation on real estate properties on a straight-line basis over estimated useful lives of up to 40 years for buildings, up to 15 years for building improvements and up to seven years for personal property. We regularly evaluate whether events or changes in circumstances have occurred that could indicate an impairment in the value of long-lived assets. If there is an indication that the carrying value of an asset is not recoverable, we estimate the projected undiscounted cash flows from the asset to determine if an impairment loss should be recognized. We determine the amount of impairment loss by comparing the historical carrying value of the asset to its estimated fair value. We determine estimated fair value through an evaluation of recent financial performance and projected discounted cash flows of properties using standard industry valuation techniques. In addition to consideration of impairment upon events or changes in circumstances as described above, we regularly evaluate the remaining lives of our long-lived assets. If we change estimated lives, we allocate the carrying value of affected assets over the revised remaining lives. During 2002, we wrote off certain impaired assets with a carrying value of $772.

(dollars in thousands, except per share data)

Self insurance. We self insure up to certain retained limits for workers compensation, professional liability, and, as of August 2002, employee health insurance. Claims in excess of these retained limits are insured by third party insurance providers up to contractual limits, over which we are self insured. We accrue the estimated cost of self insured amounts based on projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims and incidents and expected changes in premiums for insurance provided by third party insurers whose policies provide for retroactive adjustments. We periodically adjust these estimates based upon our claims experience, recommendations from our professional consultants, changes in market conditions and other factors; such adjustments may be material.

Continuing care contracts. At some of our communities that are managed by SLS, residents can enter into continuing care contracts. These contracts require residents to make advance payments some of which are refundable and are carried as liabilities until they are refunded and some of which are not refundable and are carried as liabilities until they are amortized into revenues during the periods we expect to provide the service. Portions of these payments are included in restricted cash on our balance sheet.

Restructuring costs. During 2002, we reduced the number of our regional offices and had staff reductions in our home office. As a result, we incurred restructuring costs of $122 for severance payments to terminated employees, all of which was paid in 2002.

Per common share amounts. We computed loss per share for the years ended December 31, 2003 and 2002, using the weighted average number of shares outstanding during the year. We presented earnings per share for the year ended December 31, 2001, as if the shares outstanding at December 31, 2001, were outstanding as of January 1, 2001. We have no common share equivalents, instruments convertible into common shares or other dilutive instruments.

Revenue recognition. Our revenues are derived primarily from services to residents at communities we own or lease. We accrue revenues when services are provided and revenues are earned. Some of our services are provided with the expectation of payment from governments or other third party payors; related revenues are reported at their estimated net realizable amounts at the time the services are provided. We derived approximately 39%, 39% and 78% of 2003, 2002 and 2001 net resident revenues, respectively, from payments under Federal and state medical assistance programs. Revenues under some of these programs are subject to audit and retroactive adjustment.

Medicare revenues totaled $86,100, $68,400 and $35,400 during 2003, 2002 and 2001, respectively. Medicaid revenues totaled $148,600, $142,600 and $127,900 during 2003, 2002 and 2001, respectively. Some of the states in which we operate are contemplating plans to reduce Medicaid funding. We cannot estimate the magnitude of potential Medicaid and future Medicare rate reductions but it may be material. Medicaid and Medicare rates reductions, if they occur, may have a negative impact on our revenues and may increase our losses.

New Accounting Pronouncements. In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", or FAS 145. The provisions of this standard eliminate the requirement that a gain or loss from the extinguishment of debt be classified as a extraordinary item, unless it can be considered unusual in nature and infrequent in occurrence.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", or FAS 146. FAS 146 reconsiders all of the prior guidance regarding restructuring charges, employee termination benefits and other costs to exit an activity. FAS 146 applies to costs associated with (a) certain termination benefits (commonly identified as one-time termination benefits), (b) costs to terminate a contract that is not a capital lease, and (c) other associated costs including costs to consolidate communities or relocate employees.

We adopted FAS 145 and FAS 146 on January 1, 2003 and such adoptions did not have an impact on our financial position or our results of operations.

Reclassifications. Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

3. PROPERTY AND EQUIPMENT

Property and equipment, as of December 31, 2003 and 2002, consist of:

	2003	2002
Land	$ 3,542	$ 4,947
Buildings and improvements	42,328	57,468
Furniture, fixtures and equipment	13,476	9,663
	59,346	72,078
Accumulated depreciation	(3,862)	(1,749)
	$ 55,484	$ 70,329

(dollars in thousands, except per share data)

4. LINE OF CREDIT

On October 24, 2002, one of our subsidiaries entered into a revolving credit facility agreement. The interest rate on borrowings on this facility is LIBOR plus a spread. The maximum amount available under this facility is $12,500, and is subject to limitations based upon qualifying collateral. The facility is available for acquisitions, working capital and general business purposes. The facility is secured by accounts receivable (totaling $19,100, net of allowances of $1,000, as of December 31, 2003) generated at some of our communities and contains covenants such as maintenance of collateral, maintenance of lockbox accounts designed to provide the lenders with access to the collateral consolidated minimum net worth and certain other financial ratios. Accounts receivable which secure the facility are transferred by our subsidiary operators to a wholly owned finance subsidiary of ours. In certain circumstances subject to lender and collateral availability, the maximum borrowings under this facility may be increased to $25,000. The facility terminates on October 24, 2005. As of December 31, 2003, $4,000 was outstanding under the facility. As of March 24, 2004 no amounts were outstanding under this facility. Interest expense related to this facility was $155 for the year ended December 31, 2003.

5. INCOME TAXES

Significant components of our deferred tax assets and liabilities as of December 31, 2003 and 2002, are as follows:

	2003	2002
Deferred tax assets (liabilities) for the income tax effects of:		
Allowance for doubtful accounts	$ 1,826	$ 1,671
Accrued liabilities	527	600
Net operating loss carry forwards	1,706	3,112
Tax vs. book depreciation	2,309	(163)
Continuing care contracts	2,276	2,235
Deferred income	323	200
Insurance reserve	1,703	-
Net deferred tax asset before valuation allowance	10,670	7,655
Valuation allowance	(10,670)	(7,655)
Net deferred tax asset	$ –	$ –

During 2001 some of our subsidiaries were taxable entities separate from Senior Housing and generated net operating loss carryforwards for tax purposes. These subsidiary net operating loss carryforwards totaled $666 at December 31, 2003 and 2002 and may be used under certain conditions to reduce our future taxable income. For the years ended December 31, 2003, we estimate that we used net operating loss carry forwards of $3,687, leaving us with net operating loss carryforwards of $3,253 available to reduce future taxable income. Because we have a short operating history as a separate company during which we have generated no taxable income, we have fully reserved the value of the net deferred tax asset. As a result, we recorded no income tax benefit for the years ended December 31, 2003, 2002 and 2001. Our net operating loss carryforwards will expire beginning in 2020, if unused.

The principal reasons for the difference between our effective tax (benefit) rate and the U.S. federal statutory income tax (benefit) rate are as follows:

	For the years ended December 31,		
	2003	2002	2001
Taxes at statutory U.S. federal income tax rate	(34.0%)	(34.0%)	(34.0%)
State and local income taxes, net of federal tax benefit	(4.0%)	(4.0%)	(4.0%)
Non deductible spin-off and merger expenses	–	8.4%	–
Other	31.5%	(2.2%)	–
Effective tax rate	(6.5%)	(31.8%)	(38%)
Tax valuation allowance	6.5%	31.8%	38%

(dollars in thousands, except per share data)

6. MORTGAGES PAYABLE

One of the properties acquired by one of our subsidiaries in October 2002 was encumbered by two mortgage notes secured by first and second deeds of trust. In accordance with the prepayment provisions of the first mortgage, in December 2003, we prepaid the first mortgage note which totaled $9,323. The remaining deed of trust mortgage totaling $6,435 was prepaid on March 1, 2004.

7. LEASES

Effective January 1, 2002, we entered into a noncancelable lease with Senior Housing for 56 communities. The lease is a "triple-net" lease which requires that we pay for all costs incurred in the operation of the communities, including the cost of insurance and real estate taxes. The lease also requires us to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease initially required minimum rent payments to Senior Housing of $7,000 per year. In 2002, we ceased to operate one of these leased communities. Pursuant to the lease terms, that community was sold, the net proceeds were paid to Senior Housing and the annual rent was reduced by 10% of the net sales proceeds or $77. In 2003, we ceased to operate another one of these leased communities. Pursuant to the lease terms, we sold that community and paid net proceeds to Senior Housing, and our annual rent was reduced by 10% of the net sales proceeds or $28. During 2003, we sold $7,477 of improvements on these properties to Senior Housing, pursuant to the lease terms. As a result of this transaction, and in accordance with our leases, our annual minimum rent to Senior Housing increased by 10% of the sales proceeds, or $748. Prior to the lease combination discussed below, we leased 53 properties under this lease.

On January 11, 2002, we entered into a second noncancelable lease with Senior Housing for 31 retirement communities. These communities are managed by SLS. The lease is a "triple-net" lease which requires us to pay for all costs incurred in the operation of the communities, including insurance and real estate taxes. The lease also requires us to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease initially required minimum rent payments to Senior Housing of $63,000 per year. The lease expires on December 31, 2017, and we have two renewal options totaling an additional 15 years. On October 25, 2002, we and Senior Housing agreed to modify this lease. Prior to this lease modification, the lease required us to make periodic deposits into an escrow account for future capital expenditures at these 31 leased communities. We paid these deposits to Senior Housing as additional rent expense. From the period January 11, 2002 through September 30, 2002, we deposited $5,376 into escrow accounts owned by Senior Housing that was recorded as rent expense. As a result of this modification, effective October 1, 2002, we make deposits into escrow accounts that we own and Senior Housing has a security and remainder interest in these accounts and in all property purchased with funding from these accounts. The amount and use of these escrows are unchanged by this amendment; however, subsequent to September 30, 2002, we do not record rent expense as a result of these deposits. During 2003, we sold $3,194 of improvements on these properties to Senior Housing, pursuant to the lease terms. As a result of this transaction, and in accordance with our leases, our annual minimum rent to Senior Housing increased by 10% of the sales proceeds, or $319. Also in 2003 we paid $355 in percentage rent related to this lease. Taking these transactions into account, our revised annual minimum rent payable to Senior Housing under this lease is $63,674.

On October 25, 2002, we sold one community to Senior Housing for approximately $12,700, which was the approximate net book value of that community and its estimated fair value at the time of the sale. On the same day, we leased this property along with eight other senior living properties from Senior Housing. The lease is a "triple-net" lease that requires us to pay for all costs incurred in the operation of the communities, including insurance and real estate taxes. The lease also requires us to maintain the communities during the lease term and to indemnify Senior Housing for any liability which may arise from its ownership during the lease term. The lease initially required minimum rent payments to Senior Housing of $6,285 per year and percentage rent starting in 2005. On May 30, 2003, we leased an additional three properties that are now included as a part of this lease for $650 per year. On September 30, 2003, we sold one additional community to Senior Housing for approximately $12,300, which was its appraised value at the time of the sale and then leased that community from Senior Housing for annual minimum rent of 10% of the sales proceeds or $1,230 per year. During 2003, we sold $732 of improvements on these properties to Senior Housing, pursuant to the lease terms. As a result of this transaction, and in accordance with our leases, annual minimum rent to Senior Housing increased by 10% of the sales proceeds, or $73. Prior to the lease combination discussed below, we leased 13 properties under this lease.

During 2003, two of our above mentioned three leases with Senior Housing were for 53 nursing homes and for 13 independent and assisted living communities, respectively. On March 1, 2004, these leases were combined into one lease. Simultaneously with this lease combination, the lease terms were changed as follows:

- The lease expiration date under the combined lease is December 31, 2020. Prior to the lease combination, the lease maturity date for the nursing home lease and the independent and assisted living community lease was December 31, 2018 and 2019, respectively. The lease contains one 15 year renewal option for all, but not less than all communities.

- Under the combined lease, we will pay to Senior Housing as additional rent an amount equal to 4% of the increase in revenues at the leased properties beginning in 2006. Prior to the lease combination, the percentage and the beginning time period for the nursing home lease and the independent and assisted living community lease was 3% and 2004 and 4% and 2005, respectively.

(dollars in thousands, except per share data)

- Under the lease for the 31 properties operated by SLS, we will pay to Senior Housing as additional rent an amount equal to 4% of the increase in revenues at the leased properties beginning in 2006. In 2003, Senior Housing earned $355 of additional rent based on the increase in revenues at the leased properties. This amount is now included in our fixed annual rent for these properties.

- On March 1, 2004, Senior Housing also purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24,100, its appraised value. This property was added to the combined lease.

- The annual rent under the combined lease for 53 nursing homes and 14 independent and assisted living communities is $18,290. And

- All other lease terms remained substantially unchanged.

The future minimum rent required by our leases with Senior Housing as of March 24, 2004, is as follows:

2004	$ 81,964
2005	81,964
2006	81,964
2007	81,964
2008	81,964
Thereafter	774,263
	$ 1,184,083

8. SHAREHOLDERS' EQUITY

During 2002, we issued 3,823,300 common shares, in an underwritten public offering, for gross proceeds of approximately $28,522. Proceeds received, net of underwriting commissions and other costs, were $26,077.

On May 7, 2002, we issued 1,000 common shares to each of our five directors as part of their annual compensation. The shares were valued at $7.10 per share, which was the closing price of our common shares on the American Stock Exchange on the date of issue.

On May 6, 2003, we issued 1,000 common shares to each of our five directors as part of their annual compensation. The shares were valued at $1.17 per share, which was the closing price of our common shares on the American Stock Exchange on the date of issue.

On July 15, 2003, we issued 56,000 common shares to our officers and others who provide services to us. The shares were valued at $1.75 per share, which was the average price of our common shares on the American Stock Exchange on the date of issue.

On January 14, 2004, we issued 1,000 common shares to our new director, Barbara Gilmore, as part of her annual compensation. The shares were valued at $5.49 per share, which was the closing price of our common shares on the American Stock Exchange on the date of issue.

We initially reserved an aggregate of 650,000 shares of our common shares under the terms of the 2001 Stock Option and Stock Incentive Plan, or the Award Plan. As of December 31, 2003, we have reserved 583,000 of our common shares under the terms of the Award Plan.

9. COMMUNITY ACQUISITIONS

In January 2002, we entered into a lease with Senior Housing for 31 independent and assisted living communities then managed by MSLS and currently managed by SLS. In connection with this transaction, we acquired the net working capital of the communities of $6,537, received cash of $5,665, and assumed certain long term liabilities totaling $12,202. We allocated the purchase price on the basis of the fair value of assets acquired and liabilities assumed.

In April 2002, we purchased five senior living communities for $45,500 in cash. We allocated the purchase price to the property and equipment acquired.

In October 2002, we purchased an additional seven senior living communities for $27,000. We allocated the purchase price to the property and equipment acquired. To finance this purchase, we sold one of our existing communities to Senior Housing for approximately $12,700 and assumed $15,798 of mortgage debt, which had a fair value of $16,210. In connection with this transaction, we leased another eight senior living communities from Senior Housing, which Senior Housing simultaneously acquired.

(dollars in thousands, except per share data)

We account for each of these acquisitions using the purchase method of accounting. As such, we have included the results of operations of each of the communities acquired in our statement of operations from the date of acquisition. We did not record any goodwill related to any of the acquisitions.

10. PRO FORMA INFORMATION (UNAUDITED)

Pro forma operating results assuming commencement of operations as of January 1, 2002, of the 53 communities we acquired or leased during 2003 and 2002, and assuming that our sale of 3,823,000 common shares occurred on January 1, 2002, are as follows:

	2003	2002
	(unaudited)	
Revenues	$ 576,215	$ 563,193
Expenses	583,782	573,688
Net (loss) income from continuing operations	(7,567)	(10,495)
Loss from discontinued operations	(372)	(2,798)
Net (loss) income	$ (7,939)	$ (13,293)
Weighted average shares outstanding	8,482	8,447
Net (loss) income per share	$ (0.94)	$ (1.57)

11. DISCONTINUED OPERATIONS

During 2002, we ceased operations at two leased nursing homes: one community in Phoenix, Arizona, which we leased from Senior Housing; and one community in Campbell, Nebraska, which we leased from that municipality. The Arizona community was closed and subsequently sold by Senior Housing for $770 which caused a $77 reduction in annual minimum rent payable in accordance with the lease terms. The operations of the Nebraska community were assumed by its owner.

Also in 2002, we decided to sell one additional nursing home located in Connecticut. Until this decision, we were exploring alternative uses for this property, including the possibility of developing age restricted housing at this community. Our decision to abandon these efforts and sell this property resulted in the classification of this community as a discontinued operation in 2002. The shut down of the healthcare operations of this community occurred in 2001 and was accomplished pursuant to an agreement with, and authorization from, the Connecticut Department of Social Services. That agreement provided for certain Medicaid rate adjustments to compensate for shut down losses attributable to Medicaid patients who were residents at the community. Based on the agreement, we recorded a receivable of approximately $1,450 of expected Medicaid rate adjustments for these shut down costs. In November 2002, we received a revised notice from the Connecticut Medicaid authorities that rate adjustments of approximately $512 would be authorized. We wrote off the remainder of this receivable and reported the loss with the loss from discontinued operations for 2002. In addition, during 2002, we recorded an asset impairment charge of $772 related to this community, primarily because of a decline in the value of skilled nursing bed licenses which were held for sale.

During 2003, we ceased operations at one nursing home which was leased from Senior Housing. The community was closed and subsequently sold by Senior Housing for $345 which caused a $35 reduction in annual minimum rent payable in accordance with the lease terms. In August 2003, we sold an assisted living community and in December 2003, we sold another five assisted living communities. We received $3,500, consisting of $350 of cash and a $3,150 six-year mortgage note at 8% interest, for the assisted living community that was sold in August 2003. We deferred the $1,100 gain on the sale and we expect to recognize the gain as income over the life of the note in proportion to note principal payments that we receive. We received $3,550, consisting of $440 of cash and a $3,110 fifteen year mortgage note at 9% interest, for the five assisted living communities that we sold in December 2003. We deferred the $1,200 gain on the sale and we expect to recognize the gain as income when it is demonstrated that the buyer has the ability to pay the mortgage note. These deferred gains are included in other long term liabilities on our consolidated balance sheet.

(dollars in thousands, except per share data)

As of December 31, 2003, substantially all of our assets and liabilities related to these communities have been disposed of and paid, respectively. The income statements for all periods presented have been reclassified to present the results of operations of these communities as discontinued. Below is a summary of the operating results of these discontinued operations included in the financial statements for years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Revenues	$ 5,033	$ 5,763	$ 9,752
Expenses	5,405	8,678	10,698
Net loss	$ (372)	$ (2,915)	$ (946)

12. TRANSACTIONS WITH AFFILIATES

On December 31, 2001, Senior Housing distributed substantially all of its ownership of our shares to its shareholders. In order to effect the Spin-Off and to govern relations after the Spin-Off, we entered into agreements with Senior Housing, pursuant to which it was agreed that:

- so long as Senior Housing remains a REIT, we may not waive the share ownership restrictions in our charter on the ability of any person or group to acquire more than 9.8% of any class of our equity shares without, among other requirements, the consent of Senior Housing and our determination that the exception to the ownership limitations would not cause a default under any of our leases;

- so long as we are a tenant of Senior Housing, we will neither permit any person or group to acquire more than 9.8% of any class of our voting stock or permit the occurrence of other change in control events, as defined, nor will we take any action that, in the reasonable judgment of Senior Housing or HRPT Properties Trust, or HRPT, might jeopardize the tax status of Senior Housing or HRPT as a REIT;

- Senior Housing has the option, upon the acquisition by a person or group of more than 9.8% of our voting stock and upon other change in control events, as defined, to cancel all of our rights under the leases we have with Senior Housing; and

- so long as we maintain our shared services agreement with RMR or are a tenant under a lease with Senior Housing then we will not acquire or finance any real estate without first giving Senior Housing, HRPT, Hospitality Properties Trust, or HPT, or any other publicly owned REIT or other entity managed by RMR the opportunity to acquire or finance real estate investments of the type in which Senior Housing, HRPT, HPT or any other publicly owned REIT or other entity managed by RMR respectively, invest.

At the time of the Spin-Off, all of the persons serving as our directors were trustees of Senior Housing. Two of our current directors, Messrs. Martin and Portnoy, are current trustees of Senior Housing.

As of March 24, 2004, we lease 98 senior living communities from Senior Housing for total annual minimum rent of $81,964.

During 2003, we and Senior Housing were jointly involved in litigation with Marriott and MSLS, the operator of 31 of the senior living communities which we leased from Senior Housing. We and Senior Housing equally shared the costs of this litigation. This litigation was settled in January 2004.

Since January 1, 2003, we have entered or agreed to enter into several transactions with Senior Housing, including the following:

- During 2003 Senior Housing purchased $11,403 of improvements to its properties leased by us and, pursuant to the terms of our leases with Senior Housing, the annual rent payable to Senior Housing was increased by 10% of the amounts invested, or $1,140.

- In March 2003, one of Senior Housing's private company tenants defaulted on its lease for a nursing home in Missouri. Senior Housing terminated this lease and engaged us to manage this property for Senior Housing's account. Currently this property is being offered for sale or lease. We are paid a management fee of 5% of the gross revenues at this nursing home, totaling $135,000 through December 31, 2003.

- In May 2003, Senior Housing purchased from an unrelated third party three assisted living properties with 143 living units located in Virginia for $6,500. In September 2003, we sold Senior Housing one independent living property with 164 units in California for $12,300, its appraised value. These four properties were added to an existing lease with Senior Housing for nine other independent and assisted living properties. Our minimum rent for the properties included in this lease was increased by $1,880 per year. All other terms of the lease remained unchanged.

(dollars in thousands, except per share data)

- In July 2003, we agreed to buy two nursing homes in Michigan that we lease from Senior Housing. The purchase price is $10,500, the appraised value of the properties. These two properties are leased on a combined basis with other nursing home properties. Under the terms of our lease with Senior Housing, upon consummation of the sale, our annual rent payable under the combined lease will be reduced by 10% of the net proceeds that Senior Housing receives from the sale. We expect the sale of these properties to occur during the first half of 2004. However, this sale is contingent upon our obtaining Department of Housing and Urban Development insured financing for this purchase, and this sale may not close because of a failure of this condition or for some other reason.

- On March 1, 2004, Senior Housing purchased from us one independent and assisted living community with 229 units located in Maryland. The purchase price was $24,100, the appraised value of the property. Simultaneous with this purchase, our existing leases with Senior Housing were modified as follows:

  - the lease for 53 nursing homes and the lease for 13 independent and assisted living communities were combined into one lease and the property acquired on March 1, 2004 was added to this combined lease;

  - the combined lease maturity date was changed to December 31, 2020 from December 31, 2018 and 2019 for the separate leases;

  - our minimum rent for the combined lease of 53 nursing homes and 14 independent living communities was increased by $2,410 per year;

  - for all of our leases with Senior Housing the amount of additional rent, to be paid to Senior Housing was changed to 4% of the increase in revenues at the leased properties beginning in 2006; and

  - all other lease terms remain substantially unchanged.

We obtained a workers compensation insurance policy for the year beginning June 15, 2003, from a third-party insurer. This third-party insurer ceded a portion of the premiums we paid to a Bermuda based company, Affiliates, which was owned by RMR. Affiliates was organized by RMR to assist us in creating a partial self insurance program on an expedited basis. On December 8, 2003, we acquired Affiliates from RMR for an amount equal to RMR cost of organizing and capitalizing that company, approximately $1,310.

Our Chief Executive Officer and Chief Financial Officer are also officers and employees of RMR. These officers devote a substantial majority of their business time to our affairs and the remainder to RMR's business which is separate from our business. We believe the compensation we pay to these officers reasonably reflects their division of business time; however, periodically, these individuals may divide their business time differently than they do currently and their compensation from us may become disproportionate to this division.

RMR provides investment, management and administrative services to us under a shared services agreement which is subject to renewal annually. RMR is compensated at an annual rate equal to 0.6% of our total revenues. Fees earned by RMR for services to us during 2003 were approximately $3,400. The fact that RMR has responsibilities to other entities, including our landlord, Senior Housing, could create conflicts; and in the event of such conflicts between Senior Housing and us, the shared services agreement allows RMR to act on behalf of Senior Housing rather than on our behalf. RMR is owned by Messrs. Martin and Portnoy who are our managing directors. Messrs. Martin and Portnoy each have material interests in the transactions between us and RMR described above. All transactions between us and RMR are approved by our independent directors. Our independent directors have approved the renewal of the shared services agreement for its current term through December 31, 2004.

Messrs. Martin and Portnoy own the building in which our headquarters is located. Our lease for space was originally executed by FSQ, Inc. This lease expires in 2011. During 2003, we paid rent under this lease of $569,000.

Until March 31, 1997, Mr. Portnoy was a partner of Sullivan & Worcester LLP, our counsel and counsel to Senior Housing, RMR and affiliates of each of the foregoing, and he received payments from that firm during 2003 in respect of his retirement.

13. EMPLOYEE BENEFIT PLAN

During 2001, we established an employee savings plan under the provisions of the Internal Revenue Code section 401(k). All employees are eligible to participate in the plan and are entitled, upon termination or retirement, to receive their portion of the plan assets. We do not contribute to this plan, but do pay certain expenses of the plan. Plan expenses were $23, $24 and $30 for the years ended December 31, 2003, 2002 and 2001, respectively.

(dollars in thousands, except per share data)

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments are limited to cash and cash equivalents, accounts receivable, accounts payable, continuing care contracts, mortgage notes receivable and mortgage notes payable. The fair value of these financial instruments was not materially different from their carrying values at December 31, 2003 and 2002. Our estimates of fair values were based on current market prices and discounted cash flow analysis.

15. COMMITMENTS AND CONTINGENCIES

Connecticut Strike Costs. During 2001, we incurred costs to hire temporary staff and to provide security services for residents and temporary employees during a Connecticut labor strike. At the time of this strike, the Governor of Connecticut and the Connecticut Department of Social Services agreed to adjust Medicaid rates to compensate for a portion of these increased costs. Litigation was brought by the striking union against the Governor and Commissioner of the Department of Social Services, and, on September 13, 2002, the United States District Court for Connecticut issued a declaratory ruling that Medicaid subsidies other than those to reimburse costs incurred to protect the health and safety of residents are violations of federal labor law. The Connecticut Department of Social Services continues to review and process our claims for these adjustments, which total approximately $1,500 as of December 31, 2003, which is net of payments received of $350. In the event that the Connecticut Department of Social Services determines not to make payments or seeks reimbursement of payments previously made, and our defenses and claims are not fully successful, the uncollected amounts, net of applicable reserves will be recorded as a loss in future periods. We intend to pursue these claims.

Receivables from United States Department of Health and Human Services. During 2000, we assumed the operations of 40 nursing homes from Integrated Health Services, Inc. and certain related entities, or together, IHS, a company then in bankruptcy, pursuant to a court approved settlement agreement. Because of complex legal and governmental processes necessary to transfer nursing home licenses and Medicare and Medicaid payments, arrangements were agreed upon for IHS to continue to receive payments from such third party payors for services provided at the nursing homes following our assumption of operations, including an agreement among us, IHS and the Secretary of the United States Department of Health and Human Services, or HHS. These arrangements were approved by the bankruptcy court and generally honored by IHS with respect to approximately $42,000 received by IHS for our account. We initially believed IHS had received an additional $2,000 which was due to us. When IHS refused to pay this amount we commenced suit against IHS in the bankruptcy court in August 2002. Following the filing of the suit, settlement discussions were started. In December 2002, IHS paid approximately $700 of the receivable balance. IHS has asserted that it is only obligated to deliver funds it received from third-party payors, including HHS, and that HHS has withheld payments which are due to us. In March 2003, we commenced suit against IHS, HHS and the State of Colorado Department of Healthcare Policy and Financing concerning the remaining receivable balance. Shortly after filing, settlement was reached with the State of Colorado providing us a payment of approximately $400. In December 2003, the court granted a motion to dismiss HHS, but took no action on IHS's motion to dismiss. In January 2004, we appealed the courts decision to dismiss HHS. In February 2004, the court denied IHS's motion to dismiss. We intend to pursue these claims, but we cannot predict the outcome of this litigation. If we do not collect this claim, the uncollected amounts, net of applicable reserves, will be recorded as a loss in future periods.

SLS Management Agreements. During 2002, about the time Marriott determined to sell MSLS to Sunrise, we and Senior Housing became involved in litigation with Marriott and MSLS. On January 7, 2004, we and Senior Housing settled the pending litigation with Marriott and MSLS. Under the terms of the settlement we and Senior Housing, and Marriott and MSLS, agreed to dismiss all claims and counterclaims asserted in the litigation. Also under the terms of the settlement, Marriott paid to us and Senior Housing $1,250 each. The settlement was a compromise of the parties' disputes entered into to avoid the expense and inconvenience of litigation and neither us or Senior Housing, nor Marriott or MSLS, has admitted any liability, violation of law or wrongdoing in connection with the matters in the litigation. We believe the settlement resolves all of our litigation with Marriott. This settlement does not affect our or Senior Housing's rights vis-à-vis SLS or Sunrise which arise by reason of events after Sunrise purchased MSLS.

16. SEGMENT INFORMATION

We operate in one reportable segment, which is the business of operating senior living communities, including independent living and congregate care communities, assisted living communities and nursing homes. All of our operations and assets are located in the United States.

(dollars in thousands, except per share data)

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Following is summary unaudited quarterly results of operations for the years ended December 31, 2003 and 2002:

	2003			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 142,178	$ 141,110	$ 146,524	$ 146,403
Net loss	(2,537)	(1,974)	(1,166)	(2,262)
(Loss) per common share	$ (0.27)	$ (0.24)	$ (0.14)	$ (0.27)

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 119,270	$ 131,278	$ 132,895	$ 139,068
Net (loss) income	(3,369)	(7,330)	(2,506)	31
(Loss) earnings per common share	$ (0.66)	$ (0.87)	$ (0.30)	$ 0.08

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CORPORATE INFORMATION

EXECUTIVE OFFICES

Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387
www.fivestarqualitycare.com

OFFICERS

Evrett W. Benton
President,
Chief Executive Officer
and Secretary

Bruce J. Mackey Jr.
Treasurer,
Chief Financial Officer
and Assistant Secretary

Rosemary Esposito, RN
Senior Vice President,
Chief Operating Officer and
Chief Clinical Officer

Maryann Hughes
Vice President and
Director of Human Resources

BOARD OF DIRECTORS

Bruce M. Gans, M.D.*
Executive Vice President and
Chief Medical Officer
Kessler Rehabilitation Corporation
West Orange, New Jersey

Barbara D. Gilmore*
Career Clerk of the
United States Bankruptcy Court
Worcester, Massachusetts

Arthur G. Koumantzelis*
President and Chief Executive Officer
Gainesborough Investments LLC
Lexington, Massachusetts

Gerard M. Martin
Managing Director of Five Star,
Director of Reit Management
& Research LLC
Newton, Massachusetts

Barry M. Portnoy
Managing Director of Five Star,
Chairman of Reit Management
& Research LLC
Newton, Massachusetts

*Audit Committee Member

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

COUNSEL

Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109

STOCK TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
(800) 426-5523
www.equiserve.com

ANNUAL MEETING

Our annual meeting of shareholders will be held on Tuesday, May 11, 2004, 11:00 A.M. at 400 Centre Street, Newton, Massachusetts. All shareholders are invited to attend.

AVAILABLE INFORMATION

A copy of our 2003 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities and Exchange Commission, can be obtained without charge through our website at www.fivestarqualitycare.com or by writing to Investor Relations at the executive offices address.

STOCK MARKET DATA

Our common shares are traded on the AMEX under the symbol FVE. The following table sets forth the high and low closing prices of our common shares in 2002 and 2003 as reported on the AMEX composite tape:

Quarter Ended	High	Low
March 31, 2002	$ 8.75	$ 6.97
June 30, 2002	7.35	5.35
September 30, 2002	5.50	1.07
December 31, 2002	2.09	0.96
March 31, 2003	$ 1.75	$ 1.11
June 30, 2003	1.75	1.07
September 30, 2003	2.46	1.45
December 31, 2003	4.45	2.06

As of March 18, 2004, there were 4,057 holders of record of our common shares and we estimate that as of such date there were in excess of 60,500 beneficial owners of our common shares.

The closing price for our common shares as reported on the AMEX composite tape on March 18, 2004, was $4.68.

As of January 1, 2003, we had reserved 645,000 of our common shares under the terms of our 2001 Stock Option and Stock Incentive Plan. As of December 31, 2003, we have reserved 583,000 of our common shares under the terms of this Stock Option and Stock Incentive Plan.

FVE
FIVE STAR
QUALITY CARE, INC.

400 CENTRE STREET
NEWTON, MASSACHUSETTS 02458-2076
(617) 796-8387

C3335-AR-04